# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sharps Technology, Inc., CIK 0001737995
CUSIP: 82003F309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 105 Maxess Road, Suite 124, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0002108351
Persons authorized to receive notices and communications: Brian Crist, FalconX Holdings Limited, 1850 Gateway Drive, 6th Floor, San Mateo, California (CA), 94404, 650-200-0698; Justin Smith, Esq., Goodwin Procter LLP, 601 S. Figueroa St., Suite 4100, Los Angeles, California (CA), 90017, 213-426-2649; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 212-459-7058

## Reporting persons
- Solios, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,665,460; shared voting power 0; sole dispositive power 10,665,460; shared dispositive power 0; aggregate amount beneficially owned 10,665,460 (14.9% of the class)
  Comment: (1) The number of shares in rows 7, 9, and 11 consists of (i) 461,538 shares of Common Stock; (ii) Cryptocurrency Pre-Funded Warrants exercisable for 4,871,192 shares of Common Stock; (iii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock; and (iv) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock. Each of the foregoing warrants became exercisable upon receipt of stockholder approval on October 14, 2025. The Cryptocurrency Pre-Funded Warrants are subject to a 9.99% beneficial ownership limitation that restricts exercise to the extent such exercise would result in Solios, Inc. ("Solios") beneficially owning more than 9.99% of the Issuer's outstanding Common Stock. Because the shares underlying the Cash Stapled Warrants and Cryptocurrency Stapled Warrants alone exceed such limitation, no shares issuable upon exercise of the Pre-Funded Warrants are included in the beneficial ownership of Solios as reported in Row 13 of the table. The Cash Stapled Warrants and Cryptocurrency Stapled Warrants are not subject to any beneficial ownership limitation and are exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i). Accordingly, the shares underlying such warrants are included in Solios's beneficial ownership. Solios may be deemed to beneficially own an aggregate of 5,794,268 shares of the Issuer's Common Stock, representing approximately 14.9% of the outstanding shares of Common Stock.
  
  (2) The percent of class set forth in row 13 was calculated based on 33,363,003 shares of the Issuer's Common Stock outstanding as of January 20, 2026, as reported to the Reporting Person by the Issuer, and includes shares of Common Stock issuable upon exercise of (i) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock; and (ii) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock, each exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i).
- FalconX Alpha, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,665,460; shared voting power 0; sole dispositive power 10,665,460; shared dispositive power 0; aggregate amount beneficially owned 10,665,460 (14.9% of the class)
  Comment: (1) The number of shares in rows 7, 9, and 11 consists of (i) 461,538 shares of Common Stock; (ii) Cryptocurrency Pre-Funded Warrants exercisable for 4,871,192 shares of Common Stock; (iii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock; and (iv) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock. Each of the foregoing warrants became exercisable upon receipt of stockholder approval on October 14, 2025. The Cryptocurrency Pre-Funded Warrants are subject to a 9.99% beneficial ownership limitation that restricts exercise to the extent such exercise would result in Solios, Inc. ("Solios"), together with any of its affiliates, beneficially owning more than 9.99% of the Issuer's outstanding Common Stock. Because the shares underlying the Cash Stapled Warrants and Cryptocurrency Stapled Warrants alone exceed such limitation, no shares issuable upon exercise of the Pre-Funded Warrants are included in the beneficial ownership of the FalconX Alpha, Inc. ("FalconX Alpha") as reported in Row 13 of the table. The Cash Stapled Warrants and Cryptocurrency Stapled Warrants are not subject to any beneficial ownership limitation and are exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i). Accordingly, the shares underlying such warrants are included in the FalconX Alpha's beneficial ownership. may be deemed to beneficially own an aggregate of 5,794,268 shares of the Issuer's Common Stock, representing approximately 14.9% of the outstanding shares of Common Stock.
  (2) The percent of class set forth in row 13 was calculated based on 33,363,003 shares of the Issuer's Common Stock outstanding as of January 20, 2026, as reported to the Reporting Person by the Issuer, and includes shares of Common Stock issuable upon exercise of (i) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock; and (ii) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock, each exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i).
- MNNC Capital Digital Asset Opportunities Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 461,538; shared voting power 0; sole dispositive power 461,538; shared dispositive power 0; aggregate amount beneficially owned 461,538 (1.4% of the class)
- MNNC Capital Digital Opportunities BTC Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 307,692; shared voting power 0; sole dispositive power 307,692; shared dispositive power 0; aggregate amount beneficially owned 307,692 (0.9% of the class)
- MNNC Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 769,230; shared voting power 0; sole dispositive power 769,230; shared dispositive power 0; aggregate amount beneficially owned 769,230 (2.3% of the class)
- Monarch Digital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 769,230; shared voting power 0; sole dispositive power 769,230; shared dispositive power 0; aggregate amount beneficially owned 769,230 (2.3% of the class)
- FalconX Holdings Limited (CIK 0002108351): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 11,434,690; shared voting power 0; sole dispositive power 11,434,690; shared dispositive power 0; aggregate amount beneficially owned 11,434,690 (16.5% of the class)
  Comment: (1) The number of shares in rows 7, 9, and 11 consists of: (i) 461,538 shares of Common Stock held by Solios, Inc. ("Solios"); (ii) Cryptocurrency Pre-Funded Warrants exercisable for 4,871,192 shares of Common Stock held by Solios; (iii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock held by Solios; (iv) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock held by Solios; (v) 461,538 shares of Common Stock held by MNNC Capital Digital Asset Opportunities Master Fund LP ("MNNC Master Fund"); (vi) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock held by MNNC Master Fund; (vii) 461,538 shares of Common Stock held by MNNC Capital Digital Opportunities BTC Master Fund LP ("MNNC BTC Master Fund"); (viii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock held by MNNC BTC Master Fund. Each of the foregoing warrants became exercisable upon receipt of stockholder approval on October 14, 2025. The Cryptocurrency Pre-Funded Warrants are subject to a 9.99% beneficial ownership limitation that restricts exercise to the extent such exercise would result in FalconX Holdings Limited ("FalconX Holdings") together with any of its affiliates, beneficially owning more than 9.99% of the Issuer's outstanding Common Stock. Because the shares underlying the Cash Stapled Warrants and Cryptocurrency Stapled Warrants alone exceed such limitation, no shares issuable upon exercise of the Pre-Funded Warrants are included in the beneficial ownership as reported in Row 13 of the table. The Cash Stapled Warrants and Cryptocurrency Stapled Warrants are not subject to any beneficial ownership limitation and are exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i). Accordingly, the shares underlying such warrants are included in the beneficial ownership and FalconX Holdings may be deemed to beneficially own an aggregate of 6,563,498 shares of the Issuer's Common Stock, representing approximately 16.5% of the outstanding shares of Common Stock.
  (2) The percent of class set forth in row 13 was calculated based on 33,363,003 shares of the Issuer's Common Stock outstanding as of January 20, 2026, as reported to the Reporting Person by the Issuer, and includes shares of Common Stock issuable upon exercise of (i) (i) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock held by Solios; (ii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock held by MNNC Master Fund; and (iii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock held by MNNC BTC Master Fund, each exercisable within 60 days for purposes of Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sharps Technology, Inc.
Address of issuer's principal executive offices: 105 Maxess Road, Suite 124, Melville, New York (NY), 11747
Comment:
This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed on February 13, 2026, (the "Schedule 13D") is filed by the Reporting Persons to amend and supplement the Schedule 13D as set forth below. Except as expressly amended hereby, all information set forth in the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed to reflect a material change in beneficial ownership and related transactions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) is hereby amended and restated in its entirety as follows.

The securities were acquired for investment purposes. The Reporting Persons entered into the transaction to obtain an equity position in the Issuer and exposure to the Issuer's business and growth prospects, including through the potential exercise of the warrants described above.

As of the date of this filing, the Reporting Persons have engaged and intend to continue to engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer's business, financial condition, operations, corporate governance, and strategic direction. Such discussions have related to, and may continue to relate to, among other things, potential changes to the composition of the Issuer's board of directors and management, as well as potential changes to the Issuer's business strategy and corporate structure.

Except as described in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in: (i) any extraordinary corporate transaction involving the Issuer, including a merger, reorganization, or liquidation; (ii) any sale or transfer of a material amount of the Issuer's assets; (iii) any change in the present board of directors or management of the Issuer; (iv) any material change in the Issuer's capitalization or dividend policy, or financing structure; (v) any other material change in the Issuer's business or corporate structure; (vi) any changes in the Issuer's charter, bylaws, or other governing documents; or (vii) causing the Issuer's securities to be delisted from a national securities exchange or cease to be registered under the Securities Exchange Act of 1934 ("Act").

The Reporting Persons may, from time to time, review their investment in the Issuer and take such actions as they deem appropriate based on market conditions, the Issuer's performance, business prospects, and other factors, which may include acquiring additional securities of the Issuer, exercising warrants, disposing of some or all of their securities, or otherwise modifying their investment position. The foregoing description of the Reporting Persons' purposes and intentions is subject to change at any time, and the Reporting Persons reserve the right to engage in discussions with the Issuer, its management, its board of directors, or other shareholders, or to consider or pursue any of the actions described above, subject to applicable law. Other than the discussions described above, the Reporting Persons are not party to any agreement, arrangement, or understanding with respect to any of the matters described in this Item 4.

On January 9, 2026, Solios, Inc. exercised its Cash Pre-Funded Warrants and acquired 461,538 shares of Common Stock of the Issuer. In addition, in January 2026, the MNNC Funds disposed of certain shares of Common Stock in open-market transactions, as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows.

Unless otherwise indicated, the percentage ownership calculations below are based on 33,363,003 shares of the Issuer's Common Stock outstanding as of January 20, 2026, as reported to the Reporting Persons by the Issuer.

On January 9, 2026, Solios exercised its Cash Pre-Funded Warrants on a cashless basis resulting in the acquisition of 461,538 shares of Common Stock. Following such exercise, Solios held the following securities of the Issuer: (i) 461,538 shares of the Issuer's Common Stock; (ii) Cryptocurrency Pre-Funded Warrants exercisable for 4,871,192 shares of Common Stock; (iii) Cash Stapled Warrants exercisable for 461,538 shares of Common Stock; and (iv) Cryptocurrency Stapled Warrants exercisable for 4,871,192 shares of Common Stock. As a result, following the transaction described above, Solios, Inc. may be deemed to beneficially own an aggregate of 5,794,268 shares of Common Stock, representing approximately 14.9% of the Issuer's outstanding Common Stock.

On January 9, 2026, MNNC Master Fund sold 269,321 shares of Common Stock at a price of $1.9253 per share. On January 12, 2026, MNNC Master Fund sold an additional 192,307 shares of Common Stock at a price of $1.9653 per share. Following these transactions, MNNC Master Fund held no shares of the Issuer's Common Stock and held Cash Stapled Warrants exercisable for 461,538 shares of Common Stock. As a result, following the transactions described above, MNNC Master Fund may be deemed to beneficially own 461,538 shares of Common Stock, representing approximately 1.4% of the Issuer's outstanding Common Stock.

On January 9, 2026, MNNC BTC Master Fund sold 260,411 shares of Common Stock at a price of $1.9253 per share. On January 12, 2026, MNNC BTC Master Fund sold an additional 47,281 shares of Common Stock at a price of $1.9653 per share. Following these transactions, MNNC BTC Master Fund held no shares of the Issuer's Common Stock and held Cash Stapled Warrants exercisable for 307,692 shares of Common Stock. As a result, following the transactions described above, MNNC BTC Master Fund may be deemed to beneficially own 307,692 shares of Common Stock, representing approximately 0.9% of the Issuer's outstanding Common Stock.

FalconX Alpha, as the sole stockholder of Solios, may be deemed to beneficially own the securities reported herein as directly owned by Solios.

MNNC GP, as the general partner of the MNNC Funds, may be deemed to beneficially own the securities reported herein as indirectly beneficially owned by the MNNC Funds.

Monarch Digital, as the holder of a majority of the voting equity of MNNC GP, may be deemed to beneficially own the securities reported herein as indirectly beneficially owned by MNNC GP.

FalconX Holdings, as the sole stockholder of each of FalconX Alpha and Monarch Digital, may be deemed to beneficially own the securities reported herein as indirectly beneficially owned by each of FalconX Alpha and Monarch Digital.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described above, no Reporting Person has effected any transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Solios, Inc.: /s/ Matthew Whaley, Matthew Whaley, its Vice President, Treasurer (02/13/2026)
- FalconX Alpha, Inc.: /s/ Matthew Whaley, Matthew Whaley, its Vice President, Treasurer (02/13/2026)
- MNNC Capital Digital Asset Opportunities Master Fund LP: /s/ Shiliang Tang, Shiliang Tang, its director (02/13/2026)
- MNNC Capital Digital Opportunities BTC Master Fund LP: /s/ Shiliang Tang, Shiliang Tang, its director (02/13/2026)
- MNNC Capital GP LLC: /s/ Shiliang Tang, Shiliang Tang, its director (02/13/2026)
- Monarch Digital, Inc.: /s/ Ben Grigus, Ben Grigus, its Senior Director, Corporate Development (02/13/2026)
- FalconX Holdings Limited: /s/ Brian Crist, Brian Crist, its Secretary (02/13/2026)